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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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08029968

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Planning Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Sixth Avenue West.
(No. and Street)

East Northport, NY 11731
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Katz (631) 261-7495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

*INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report**

Ronald A. Greene
(Name – *if individual, state last, first, middle name*)

20 Crossways Park North Woodbury, NY 11797
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC Mail Processing Section
MAR 0 3 2008
Washington, DC
104

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Arnold Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Planning Services, Corp, as of 12/31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RENU BINDRA
Notary Public, State of New York
No. 01BI6119090 - Suffolk County
Commission Expires Nov. 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer
Name: Investors Planning Services Corp.

Address: 641 6th Avenue West
E. Northport, NY 11731

Telephone: (631) 261-7495

SEC Registration Number: 8-16463

FINRA Registration Number: 5798

(ii) Accounting Firm
Name: Ronald A. Greene, CPA
Address: 20 Crossways Park Dr. 5412
Woodbury, NY 11797
Telephone: (516) 364-8282.

Accountant's State Registration Number: 20335

(iii) Audit date covered by the Agreement: 12 31 2007

(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: Arnold Katz

(By Firm's FINOP or President)

Title: President Date: 2/25/08

RONALD A. GREENE CO.
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

February 9, 2008

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Investors Planning Services Corp. has as its collection agent, the National Association of Security Dealers, Inc.

Investors Planning Services Corp. is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and is exempt from Rule 15-c 3-3 as the Broker-Dealer does not hold any cash or securities for the customer.

Respectfully submitted,

Ronald A. Greene CPA

RONALD A. GREENE CO.
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797
TEL. (516) 364-8282
FAX (516) 364-3717

Februay 9, 2008

Investors Planning Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

In accordance with my engagement, I have examined the Balance Sheet of Investors Planning Services Corp. as of December 31, 2007 and the related Income statement, Statement of Cash Flow, Statement of Changes in Retained Earnings, and Schedule of Computation of Net Capital for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records as I considered necessary in the circumstances.

In my opinion, the financial statements present fairly the financial position of Investors Planning Services Corp. as of December 31, 2007, and the results of its operations for the year then ended in conformity with generally accepted accounting principles consistently applied.

Respectfully submitted,

Ronald A. Greene CPA

RONALD A. GREENE CO.
CERTIFIED PUBLIC ACCOUNTANT
20 CROSSWAYS PARK NORTH
WOODBURY, NEW YORK 11797

TEL. (516) 364-8282
FAX (516) 364-3717

February 9, 2008

Investors Plannin Services Corp.
641 6th Avenue W
E. Northport, NY 11731

Dear Mr. Katz:

During the course of my examination of Investors Planning Services Corp., no materail inadequinces were found to exist. There was no material difference between the audited computation of net capital and the unaudited Part 11A report issued to you.

Respectfully submitted,

[signature]

Ronald A. Greene CPA

INVESTORS PLANNING SERVICES CORP
Statement of Assets, Liabilities and Equity
As of December 31, 2007

Assets

Current Assets:

Cash in Bank	$ 21,772	
Oppenheimer Funds	45,009	
Total Current Assets		$ 66,781

Fixed Assets:

Other Assets:

Total Assets		$ 66,781

See Accountant's Compilation Report

INVESTORS PLANNING SERVICES CORP
Statement of Assets, Liabilities and Equity
As of December 31, 2007

Liabilities and Equity

Current Liabilities:		
Accounts Payable - Trade	$ 795	
Accrued Taxes	1,433	
Loan Payable - Officer	1	
Total Current Liabilities		$ 2,229
Total Liabilities		2,229
Equity:		
Capital Stock	$ 10,000	
Paid in Surplus	2,905	
Permanent Capital Infusion	2,500	
Retained Earnings (Deficit)	27,136	
Current Net Income (Loss)	22,011	
Total Equity		$ 64,552
Total Liabilities and Equity		$ 66,781

INVESTORS PLANNING SERVICES CORP
Statement of Revenue and Expense

	12 Months Ended Dec. 31, 2007	Pct
Income		
Member Distribution Income	35,000	26.73
Commission Income	96,372	73.60
Gain (Loss) on Funds	(2,012)	(1.54)
Dividend Income	1,578	1.21
Total Income	130,938	100.00
Operating Exp (See Sch)	108,927	83.19
Net Income (Loss)	$ 22,011	16.81

INVESTORS PLANNING SERVICES CORP
Statement of Revenue and Expense

	12 Months Ended Dec. 31, 2007	Pct
Operating Expenses		
Salaries - Officer	$ 25,000	19.09
Bocks, dues & subscriptions	750	0.57
FINRA Dues	405	0.31
Insurance	699	0.53
Payroll Taxes	4,305	3.29
Unemployment Taxes	60	0.05
Accounting	1,410	1.08
Licenses & Fees	240	0.18
Postage	246	0.19
Entertainment	137	0.10
Travel	131	0.10
Business Meeting	250	0.19
Florida Fees	159	0.12
NASD Fees	1,460	1.12
Continuing Education Courses	209	0.16
Office Expenses	183	0.14
Computer Software Expense	935	0.71
Telephone	448	0.34
AOL Exenses	60	0.05
Miscellaneous	27	0.02
Commissions	59,713	45.60
Rent	6,000	4.58
SEP/IRA	6,000	4.58
NYS Corporation Tax	100	0.08
Total Operating Expenses	$ 108,927	83.19

'INVESTORS PLANNING SERVICES, CORP.
STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Retained Earnings, January 1, 2007	$ 27,136
Net Income for the Year	28,437
Retained Earnings, December 31, 2007	$ 55,573

RONALD A. GREENE
CERTIFIED PUBLIC ACCOUNTANT

INVESTORS PLANNING SERVICES CORP
Statement of Cash Flows
For the Period Ended December 31, 2007
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net Income		$ 22,011
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	0	
Gain on sale of fixed assets	0	
Loss on sale of fixed assets	0	
(Increase)/decrease in assets:		
Accounts receivable	13,626	
Inventory	0	
Other	0	
Increase/(decrease) in liabilities:		
Accounts payable and accrued expenses	(8,440)	
Prior period adjustments	(2)	
Total adjustments		5,184
Net cash provided by operating activities		27,195
Cash flows from investing activities:		
(Increase)/decrease in fixed assets:		
Land	0	
Building	0	
Building improvements	0	
Leasehold improvements	0	
Machinery & equipment	0	
Furniture & fixtures	0	
Vehicles	0	
Net cash used in investing activities		0
Cash flows from financing activities:		
Increase in short-term notes payable	0	
Proceeds from issuing common stock	0	
Net cash used in financing activities		0
Net increase in cash and cash equivalents		27,195
Cash and cash equivalents at beginning of year		39,586
Cash and cash equivalents at end of period		$ 66,781

INVESTORS PLANNING SERVICES, CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Capital - December 31, 2007	$ 70,978
Less: 9% of Securities	4,051
Net Capital	$ 66,927
Less: A1 Statutory Requirement	518
Less: Minimum Dollar Capital Requirement	5,000
Net Capital Requirement Greater Amount	5,000
Excess Net Capital	59,227
Excess Net Capital at 100%	$ 63,448

END